UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Axiall Corporation

(Exact name of registrant as specified in its charter)

Delaware	1-9753	58-1563799
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1000 Abernathy Road, Suite 1200

Atlanta, Georgia 30328

(Address of principal executive offices) (Zip Code)

Timothy Mann, Jr.

Executive Vice President, General Counsel and Secretary

Axiall Corporation
1000 Abernathy Road, Suite 1200

Atlanta, Georgia 30328

(770) 395-4500

(Name and telephone number, including area code, of person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1.   Conflict Minerals Disclosure

Item 1.01.                Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

Axiall Corporation (including our consolidated subsidiaries, the “Company,” “we,” “us” or “our”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2013 to December 31, 2013 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as:  (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).

Applicability of Conflict Minerals Disclosure Requirements to the Company

Early during the Reporting Period, we formed a task force comprised of managers from the operations, procurement and technical services/product research and development (“R&D”) departments from each of the Company’s various reporting segments, as well as attorneys from the Company’s law department, to determine whether the disclosure requirements of Rule 13p-1 would apply to the Company. Thereafter, attorneys from our law department reviewed with the other members of the task force the Securities and Exchange Commission’s (“SEC”) final rules implementing the conflict minerals disclosure required by Rule 13p-1 and Form SD. The procurement and R&D managers for each of the Company’s reporting segments then conducted a comprehensive review of the compositions and formulations for all of the products manufactured by their particular segment, under the guidance of attorneys from the Company’s law department, to determine whether any conflict minerals are necessary to the functionality or production of a product that segment manufactured or contracted to manufacture during the Reporting Period.  The task force concluded that our operations manufacture, or contract to manufacture, certain products (e.g., certain polyvinyl chloride-based compound products and building products) for which tin, a conflict mineral, may be necessary to the functionality or production of those products (collectively, our “Products”), and as such, the Company should conduct a reasonable country of origin inquiry (“RCOI”) with respect to that conflict mineral.

Reasonable Country of Origin Inquiry

As required by Form SD and related guidance provided by the SEC, we have conducted a good faith RCOI regarding the conflict mineral included in our Products during the Reporting Period, which we refer to as the “Subject Mineral,” to determine whether the Subject Mineral originated in the Covered Countries. The results of our RCOI regarding the Subject Mineral are publicly available on our web site at www.axiall.com. The content on any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

The Company uses additives commonly known as “tin stabilizers” in certain of its Products.  The Company purchases tin stabilizers, which contain a small amount of the Subject Mineral, from third-party suppliers.  The Company also purchases tin intermediates from those same third-party suppliers, which are used by one of the Company’s divisions to internally produce certain tin stabilizers.  Because the Company does not purchase the Subject Mineral directly from mines, smelters or refiners, there are several third parties in the supply chain between the Company and the original sources of the Subject Mineral. As a result, the Company has relied on its direct suppliers to provide information regarding the origin of the Subject Mineral included in its Products. In accordance with certain portions of the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplement on tin, and related guidance provided by the SEC, the Company works with its direct suppliers to identify, where possible, which of those smelters and refiners of the Subject Mineral have been audited and determined to be a “compliant” smelter or refiner.

Early during the Reporting Period, we identified our two immediate suppliers of tin-containing intermediates and stabilizers, also known as “tin additives” (together, the “Covered Suppliers”). During and after the Reporting Period, procurement managers and attorneys from the Company’s law department conducted verbal interviews with senior managers of the Covered Suppliers to understand the diligence and inquiry process each Covered Supplier had undertaken to determine whether the tin used in the tin additives sold to the Company by such Covered Suppliers originated in any Covered Country.

During the Reporting Period, we received initial written certifications from the Covered Suppliers certifying that, based on the reasonable, good-faith inquiries conducted by each such Covered Supplier of its own suppliers of tin, each Covered Supplier had concluded that the tin used in the tin additives produced by them and sold to us during the Reporting Period did not originate in any of the Covered Countries. The Company also required the Covered Suppliers to supplement their initial written certifications with completed, detailed questionnaires known as the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Due Diligence Template (“EICC-GeSI Template”). Senior managers from the Company’s procurement and R&D departments, along with attorneys from the Company’s law department and its external counsel, then reviewed the completed EICC-GeSI Templates and conducted follow-up verbal interviews with senior managers of the Covered Suppliers regarding their diligence process. After the end of the Reporting Period, we obtained “bring down” certifications from the Covered Suppliers, confirming that, based upon the reasonable, good faith inquiries conducted by each such Covered Supplier, such Covered Suppliers had concluded that, with respect to the Reporting Period, none of the tin used in their tin additives originated from any Covered Country.

For the Reporting Period, we obtained representations from both of the Covered Suppliers, including EICC-GeSI Templates, indicating that the Subject Mineral used in our Products during the Reporting Period did not originate in any Covered Country. Accordingly, based on our good faith RCOI, we believe that, for the Reporting Period, the Subject Mineral contained in our Products did not originate in any Covered Country.

Item 1.02.                Exhibit.

None.

Section 2.   Exhibits

Item 2.01.                Exhibits.

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AXIALL CORPORATION

By:	/s/ Timothy Mann, Jr.	May 30, 2014
	Timothy Mann, Jr. Executive Vice President, General Counsel and Secretary	(Date)